SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on August 29, 2012 (File No. 333-183618) and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Page

Ratio of earnings to fixed charges	3
Ratio of earnings to fixed charges and preferred dividends	4
Awareness Letter of PricewaterhouseCoopers Auditores Independentes	Exhibit 15.1

                                                                                                      2

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains the consolidated ratios of earnings to fixed charges of Petrobras for the years ended December 31, 2009, 2010, 2011 and 2012 and for the nine-month periods ended September 30, 2012 and 2013, determined in accordance with IFRS. Petrobras’ audited consolidated financial statements as of and for the year ended December 31, 2008 were prepared in accordance with U.S. GAAP, and its consolidated ratio of earnings to fixed charges for the year ended December 31, 2008 has not been determined in accordance with IFRS.

					Nine months ended
	Year ended December 31,				September 30,
	2009	2010	2011	2012	2012	2013
	(US$ Million)
	(Unaudited)
Net income (loss) before income taxes	22,280	27,274	26,724	14,493	10,262	11,719
Share of profit of equity-accounted investments	(120)	(347)	(230)	(43)	45	(482)
Dividend income on equity-accounted investments	8	61	54	143	110	37
Add fixed charges as adjusted (set forth below)	3,761	6,859	7,114	8,615	6,216	6,895
Less capitalized borrowing costs	(1,657)	(3,156)	(4,403)	(3,807)	(2,856)	(2,869)
Earnings	24,272	30,691	29,259	19,401	13,777	15,300
Interest Expense:
Debt interest and charges	2,448	4,070	4,866	5,152	3,860	4,062
Rental interest expense(1)	1,313	2,789	2,248	3,463	2,356	2,833
Fixed charges	3,761	6,859	7,114	8,615	6,216	6,895
Ratio (earnings divided by fixed charges)	6.45	4.47	4.11	2.25	2.22	2.22

 (1) One third of operating lease expenses.

                                                                                                       3

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table contains the consolidated ratios of earnings to fixed charges and preferred dividends of Petrobras for the years ended December 31, 2009, 2010, 2011 and 2012 and for the nine-month periods ended September 30, 2012 and 2013, determined in accordance with IFRS. Petrobras’ audited consolidated financial statements as of and for the year ended December 31, 2008 were prepared in accordance with U.S. GAAP, and its consolidated ratio of earnings to fixed charges and preferred dividends for the year ended December 31, 2008 has not been determined in accordance with IFRS.

					Nine months ended
	Year ended December 31,				September 30,
	2009	2010	2011	2012	2012	2013
	(US$ Million)
	(Unaudited)
Net income (loss) before income taxes	22,280	27,274	26,724	14,493	10,262	11,719
Share of profit of equity-accounted investments	(120)	(347)	(230)	(43)	45	(482)
Dividend income on equity-accounted investments	8	61	54	143	110	37
Add fixed charges as adjusted (set forth below)	3,761	6,859	7,114	8,615	6,216	6,895
Less capitalized borrowing costs	(1,657)	(3,156)	(4,403)	(3,807)	(2,856)	(2,869)
Earnings	24,272	30,691	29,259	19,401	13,777	15,300
Interest Expense:
Debt interest and charges	2,448	4,070	4,866	5,152	3,860	4,062
Rental interest expense(1)	1,313	2,789	2,248	3,463	2,356	2,833
Fixed charges	3,761	6,859	7,114	8,615	6,216	6,895
Dividends declared on preferred shares	2,177	2,937	2,965	2,699	615	‒
Fixed charges and preferred dividends	5,938	9,796	10,079	11,314	6,831	6,895
Ratio (earnings divided by fixed charges and preferred dividends)	4.09	3.13	2.90	1.71	2.02	2.22

 (1) One third of operating lease expenses.

                                                                                                    4

EXHIBIT INDEX

Exhibit 15.1: Awareness Letter of PricewaterhouseCoopers Auditores Independentes

                                                                                                        3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2013

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results. These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to Petrobras, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.